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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                             THE HAVANA GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock Purchase Warrants
                         (Title of Class of Securities)

                                   419209-11-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd., Great Neck, NY 11021
--------------------------------------------------------------------------------
 (516-487-1446)
---------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 15, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 419209-11-9                                         Page 3 of 5 Pages
---------------------                                         -----------------



   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Duncan Hill, Inc.  ID# 34-1229487
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not Applicable.
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------  ----------------------------------------------------------------------

                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                        138,000
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
-------------------
                      8         SHARED VOTING POWER


                      9         SOLE DISPOSITIVE POWER

                                   138,000
                     10         SHARED DISPOSITIVE POWER


                     ---------- -----------------------------------------------

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              138,000
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |X|

           Does not include shares of Common Stock and Preferred Stock 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.2%

    14     TYPE OF REPORTING PERSON*
              CO
---------- --------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 419209-11-9                                         Page 4 of 5 Pages
---------------------                                         -----------------



   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William L. Miller ###-##-####
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not Applicable.

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------  ----------------------------------------------------------------------

                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                        200,000
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
-------------------
8          SHARED VOTING POWER


9          SOLE DISPOSITIVE POWER
               200,000

10         SHARED DISPOSITIVE POWER


----       -----------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              200,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
              Common Stock and Preferred Stock owned by Duncan Hill, Inc. and Options owned by William L. Miller.

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.5%

14         TYPE OF REPORTING PERSON*
              IN
---       ---------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 419209-11-9                                         Page 5 of 5 Pages
---------------------                                         -----------------


Item 1.           Security and Issuer

         This statement relates to the Common Stock Purchase Warrants of The Havana Group, Inc. (the "Issuer"). The Warrants are exercisable at any time from May 14, 1998 to the close of business on May 14, 2003 at a price of $5.25 per share subject to certain redemption rights. The Issuer's executive office is located at 4450 Belden Village Street, N.W., Suite 406, Canton, Ohio 44718.

Item 2.           Identity and Background

                  Duncan Hill, Inc.

         (a)      Duncan Hill, Inc.

         (b)      4450 Belden Village Street, N.W.
                  Suite 406
                  Canton, Ohio 44718

         (c)      Principal stockholder of the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Delaware

                  William L. Miller

         (a)      William L. Miller

         (b)      c/o Duncan Hill, Inc.
                  4450 Belden Village Street, N.W.
                  Suite 406
                  Canton, Ohio 44718

         (c) Chief Executive Officer of The Havana Group, Inc. and Kids Stuff, Inc.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Consideration

                    Not Applicable. (The securities owned by Duncan Hill, Inc. and William L. Miller were acquired by them prior to the Issuer becoming a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended.)

                                  SCHEDULE 13D

CUSIP No. 419209-11-9                                         Page 6 of 5 Pages
---------------------                                         -----------------

Item 4.           Purpose of Transactions

                  Not Applicable. (See Item 3.)

Item 5.           Interest in Securities of the Issuer


                  (a) - (b) As of May 27, 1998, the Issuer has 2,658,000 Class A Common Stock Purchase Warrants outstanding. Of the 2,658,000 Class A Warrants, 200,000 are owned by William L. Miller, which represents 7.5% of the outstanding Warrants and 138,000 Class A Warrants constituting approximately 5.2% of the outstanding Warrants are owned by Duncan Hill, Inc. William L. Miller and Duncan Hill, Inc. have the sole voting right as to the shares underlying the Class A Warrants and sole dispositive power over the securities. The foregoing does not include shares of Common Stock, Preferred Stock and Options to purchase Common Stock owned by Duncan Hill, Inc. and/or William L. Miller. For a description of this beneficial ownership, a separate Schedule 13-D has been filed with the Securities & Exchange Commission.

                  (c) On May 22, 1998, the Company issued 138,000 Class A Warrants to Duncan Hill and 200,000 Class A Warrants to William L. Miller pursuant to the automatic conversion of a like number of privately held warrants issued to them in December 1997.

                  (d) - (e)  Not Applicable

Item 6.           Contracts, Arrangements, Understandings or Relationships with
-------           Respect to the Securities of the Issuer

                  Not Applicable.

Item 7.           Materials to be filed as Exhibits


                  Not applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 1996

Reporting Person:    Duncan Hill, Inc.



Signature By:    /s/ Duncan Hill, Inc.
              ------------------------------------
                       (authorized officer)


Reporting Person:  William L. Miller


Signature   /s/ William L. Miller
         ---------------------------------------